

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005052

DIVISION OF
CORPORATION FINANCE

No Act
PE 1/12/15

February 5, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-5-15

Sabastian V. Niles
Wachtell, Lipton, Rosen & Katz
svniles@wlrk.com

Re: Expeditors International of Washington, Inc.
Incoming letter dated January 12, 2015

Dear Mr. Niles:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to Expeditors by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, the New York City Board of Education Retirement System and the City of Philadelphia Public Employees Retirement System. Pursuant to rule 14a-8(j) under the Securities Exchange Act of 1934, your letter indicated Expeditors' intention to exclude the proposal from Expeditors' proxy materials solely under rule 14a-8(i)(9).

On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view on whether Expeditors may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Luna Bloom
Attorney-Advisor

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

Sumit Handa
Board of Pensions and Retirement
Philadelphia Public Employees Retirement System
sumit.handa@phila.gov

WACHTELL, LIPTON, ROSEN & KATZ

51 WEST 52ND STREET
NEW YORK, N.Y. 10019-6150
TELEPHONE: (212) 403-1000
FACSIMILE: (212) 403-2000

January 12, 2015

VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Expeditors International of Washington, Inc.
Shareholder Proposal Submitted by the Office of the Comptroller, City of New York and, as co-filer, by The City of Philadelphia Public Employees Retirement System for Inclusion in the Expeditors International of Washington, Inc. 2015 Proxy Statement

Ladies and Gentlemen:

Expeditors International of Washington, Inc. (the "Company") intends to provide shareholders at its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") with the opportunity to vote on a Company-sponsored (and Board-recommended) "proxy access" proposal that would grant eligible shareholders with access rights to the Company's proxy statement and proxy card for qualifying shareholder director nominations. Accordingly, in order to avoid presenting shareholders with alternative and conflicting frameworks that could confuse shareholders and create inconsistent and ambiguous results, the Company intends to omit from its proxy statement and proxy card to be filed and distributed in connection with its 2015 Annual Meeting (the "Proxy Materials") a "proxy access"-related shareholder proposal (and statement in support thereof) (collectively, the "Shareholder Proposal") submitted by the Office of the Comptroller, City of New York, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (collectively, the "NYC Comptroller"), and, as co-filer, by The City of Philadelphia Public Employees Retirement System (the "Philadelphia Retirement System" and, collectively with the NYC Comptroller, the "Proponents").

The Company respectfully requests that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the Shareholder Proposal may properly be excluded from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that the Shareholder Proposal would directly conflict with a proposal to be submitted by the Company at the same meeting.

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended, and Staff Legal Bulletin No. 14D, the Company is electronically submitting to the Commission this letter and a copy of the Shareholder Proposal and related correspondence from the Proponents (enclosed as Exhibit A, with respect to the NYC Comptroller, and as Exhibit B, with respect to the Philadelphia Retirement System). We are concurrently forwarding this letter to the Proponents as notice of the Company's intent to omit the Shareholder Proposal from the Proxy Materials.

The Shareholder Proposal

On October 23, 2014, the Company received the Shareholder Proposal from the Comptroller, and on November 21, 2014 received the Shareholder Proposal from the Philadelphia Retirement System as co-filer with the Comptroller. The Shareholder Proposal would seek a proxy access bylaw for shareholder director nominations as follows:

> RESOLVED: Shareholders of Expeditors International of Washington, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.
>
> The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

> a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
>
> b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
>
> c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c [sic]) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.
>
> The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

The Shareholder Proposal is precatory in nature, and asks that, if the Shareholder Proposal was approved by shareholders, the Board would later submit for shareholder approval a binding proxy access bylaw that would enable any shareholder or groups of shareholders that have collectively held at least 3% of the Company's outstanding common stock for a minimum continuous holding period of three years to nominate candidates for election to up to 25% of the Board. Under the Shareholder Proposal, the Company would be required to list the eligible shareholder-nominated nominees with the Board's own nominees in its proxy materials.

The Company Proposal

The Company's Board plans to submit a Company-sponsored proposal at the 2015 Annual Meeting (the "Company Proposal") seeking shareholder approval of a proxy access framework that includes the following core parameters, several of which directly conflict with the Shareholder Proposal: A shareholder who has continuously held at least 3% of the Company's outstanding common stock (in "net long" position) for at least three years would be entitled to nominate candidates for election to the Board in the Company's proxy materials, with the number of such permitted "proxy access" candidates not to exceed the greater of (a) one director and (b) 15% of the Board, rounded down to the nearest whole number. The Company Proposal would not permit unlimited grouping of shareholders as contemplated by the Shareholder Proposal but would instead propose a framework in which up to (but not greater than) a specified number of shareholders could form a group and aggregate shares continuously held for the three-year holding period to meet the 3% ownership threshold. Use of this proxy access mechanism would also be subject to certain safeguards and procedures to minimize the potential of abuse. If shareholders approve the Company Proposal, the Company would then implement bylaws enabling the proxy access framework contemplated by such Company Proposal.

Basis for Exclusion

Given that the proxy access framework espoused by the Shareholder Proposal directly conflicts with the framework contemplated by the Company Proposal, we respectfully request that the Staff concur with our view that the Shareholder Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

Analysis

The Shareholder Proposal May Be Excluded Under Rule 14a-8(i)(9) Because It Directly Conflicts with a Proposal to Be Submitted by the Company in the Proxy Materials.

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has consistently found that a shareholder proposal could be excluded under Rule 14a-8(i)(9) where the submission of both proposals would "present alternative and conflicting decisions" that could confuse shareholders and would create "inconsistent and ambiguous results" if both proposals were approved. *See, e.g.*, *United Continental Holdings, Inc.* (Feb. 14, 2013). Further, the Commission has stated that, for purposes of the rule, the shareholder proposal and the company proposal need not be "identical in scope or focus for the exclusion to be available." *See* Exchange Act Release No. 40018, at n. 27 (May 21, 1998).

In the Company's case, the Shareholder Proposal requests that the Company take the steps necessary to amend its bylaws and present for shareholder approval bylaw amendments that would enable shareholders or groups of shareholders that have continuously held at least 3% of the Company's outstanding common stock for three years to nominate directors to fill up to 25% of the Board using the Company's proxy materials. As noted, the Company Proposal would not permit up to 25% of the Board to be nominated through proxy access as the Shareholder Proposal does, but would instead entitle eligible shareholders to nominate only up to 15% of the Board (rounded down). In addition, the Company Proposal would not permit unlimited grouping and aggregation by shareholders in order to meet the 3% continuous ownership test as the Shareholder Proposal does. Thus, the Shareholder Proposal directly conflicts with the Company Proposal including as to different parameters regarding the maximum number of directors that could be nominated using proxy access and the approach to grouping.

Recently, in *Whole Foods Market, Inc.* (Dec. 1, 2014) ("*Whole Foods*"), the Staff concurred that a company could exclude a shareholder proposal that sought proxy access for shareholder director nominations on the basis of Rule 14a-8(i)(9), where the shareholder proposal sought "to address a similar right or matter as is covered by a company-sponsored proposal even if the terms of the two proposals are different or conflicting." Whole Foods sought to omit from its proxy materials a shareholder proposal that was very similar to the Shareholder Proposal. In that case, the shareholder proposal provided that any shareholder or group of shareholders that had held at least 3% of Whole Foods' outstanding common stock for three years could be permitted to nominate candidates for up to 20% of the board using the company's proxy materials. Whole Foods' competing proxy access proposal to be submitted by the company contemplated permitting proxy access only for individual shareholders (but not for groups of shareholders) that had owned at least 9% of the company's outstanding common stock for at least five years; such shareholders could nominate the greater of (a) one director or (b) 10% of the Board, rounding down to the nearest whole number of board seats.[1] Notwithstanding Whole Foods' proxy access framework being less permissive than the shareholder's, the Staff found that the different and conflicting parameters in the shareholder- and company-sponsored proposals would present alternative and conflicting decisions for shareholders, and confirmed that Rule 14a-8(i)(9) allowed Whole Foods to omit the shareholder proposal from its proxy materials.[2]

The *Whole Foods* decision follows from a consistent line of no-action decisions by the Staff in analogous contexts. The Staff has permitted exclusion, for instance, where a shareholder-sponsored special meeting proposal features a key parameter that differs from that in a company-sponsored special meeting proposal. *See, e.g., BorgWarner Inc.* (December 23, 2014); *Deere & Company* (October 31, 2014); *United Natural Foods, Inc.* (Sept. 10, 2014); *Stericycle, Inc.* (Mar. 7, 2014); *Yahoo! Inc.* (Mar. 6, 2014); *Verisign, Inc.* (Feb. 24, 2014); *Quest Diagnostics Incorporated* (Feb. 19, 2014); *Kansas City Southern* (Jan. 22, 2014); *The Walt Disney Company* (Nov. 6, 2013); and *eBay Inc.* (Jan. 13, 2012), among many others. The Staff has granted similar no-action relief in other contexts as well (such as with respect to proposals involving changing shareholder vote requirements). In each of these instances, the Staff found that differences in a key parameter placed the shareholder proposal in direct conflict with the company proposal under Rule 14a-8(i)(9) and rendered it, accordingly, excludable.

The relevant facts in the present matter are similar to those in *Whole Foods* and analogous to those in precedent no-action letters granting exclusion requests in the case of direct conflicts between company-sponsored and shareholder-sponsored proposals. Here, the Shareholder Proposal and the Company Proposal aim to address the same right — shareholder proxy access for shareholder director nominations. However, as in *Whole Foods* and other precedents, the Shareholder Proposal and the Company Proposal directly conflict. First, the Shareholder Proposal and the Company Proposal fundamentally differ as to the number of director candidates that shareholders could nominate through proxy access: the Shareholder Proposal envisions that

---

[1] We understand that Whole Foods Market has reduced the ownership threshold in its company-sponsored proposal to 5%.

[2] We understand that the shareholder proponent has requested the Commission and/or the full Staff reverse the no-action relief granted to Whole Foods Market. We believe that the no-action relief granted to Whole Foods Market is appropriate and correct, applying – in a straightforward and consistent manner – well-established principles and unequivocal precedent.

shareholders may propose candidates for up to 25% of the Board, while the Company Proposal provides for only up to 15%, rounded down to the nearest whole number. Further, the Shareholder Proposal and the Company Proposal differ with respect to the ability of shareholders to "group" their shares in order to meet the ownership requirement – the Shareholder Proposal would generally permit shareholders to group and aggregate holdings, while the Company Proposal would not permit unlimited grouping and would instead limit the number of shareholders who would be permitted to group and aggregate shares continuously held for three years. In *Whole Foods*, the Staff found that different requirements put the shareholder-sponsored proxy access proposal in direct conflict with the company-sponsored proposal for the purposes of Rule 14a-8(i)(9). The same applies here. The Company believes that being required to submit the Shareholder Proposal along with the Company Proposal at the 2015 Annual Meeting would present alternative and conflicting decisions for the Company's shareholders and risk inconsistent and ambiguous results.

For the foregoing reasons, the Company requests that the Staff concur that the Shareholder Proposal may be properly excluded from the Proxy Materials, as it directly conflicts with a proposal to be submitted by the Company for the same meeting under Rule 14a-8(i)(9).

Conclusion

We respectfully request the Staff to concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9), on the basis that it directly conflicts with the Company Proposal.

If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussion, the Company respectfully requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. The Staff can contact the undersigned, Sabastian V. Niles, at (212) 403-1366 or SVNiles@wlrk.com to discuss.

We appreciate your attention to this request.

Best regards,



Sabastian V. Niles

Enclosures

cc: Michael Garland (Office of the New York City Comptroller)
Sumit Handa (The City of Philadelphia Public Employees Retirement System)
Bradley S. Powell (Expeditors International of Washington, Inc.)



Michael Garland
ASSISTANT COMPTROLLER
ENVIRONMENTAL, SOCIAL AND
GOVERNANCE

CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

October 20, 2014

Ms. Amy J. Scheer
Secretary
Expeditors International of Washington, Inc.
1015 Third Avenue,
Seatttle, WA 98104

Dear Ms. Scheer:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund, and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from The Bank of New York Mellon Corporation and State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of Expeditors International of Washington, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would be happy to discuss the proposal with you. Should the Board of Directors decide to endorse its provision as corporate policy, we will withdraw the proposal from consideration at the annual meeting. If you have any questions on this matter, please feel free to contact me at (212) 669-2517.

Sincerely,

Michael Garland

Enclosure

RESOLVED: Shareholders of Expeditors International of Washington, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."

- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy,

Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Expeditors International of Washington, Inc **Cusip #: 302130109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Employees' Retirement System shares.

The New York City Employees' Retirement System 141,923 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Expeditors International of Washington, Inc **Cusip #: 302130109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Police Pension Fund.

The New York City Police Pension Fund 92,253 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Expeditors International of Washington, Inc **Cusip #: 302130109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Teachers' Retirement System.

The New York City Teachers' Retirement System 200,027 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Expeditors International of Washington, Inc **Cusip #: 302130109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20,2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Fire Department Pension Fund.

The New York City Fire Department Pension Fund 38,584 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President

One Wall Street, New York, NY 10286



BNY MELLON

October 20, 2014

To Whom It May Concern

Re: Expeditors International of Washington, Inc **Cusip #: 302130109**

Dear Madame/Sir:

The purpose of this letter is to provide you with the holdings for the above referenced asset continuously held in custody from October 20, 2013 through October 31, 2013 at The Bank of New York Mellon, DTC participant #901 for the New York City Board of Education Retirement System.

The New York City Board of Education Retirement System 34,240 shares

Please do not hesitate to contact me should you have any specific concerns or questions.

Sincerely,

Richard Blanco
Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from November 1, 2013 through today as noted below:

Security: EXPEDITORS INTL WASH INC

Cusip: 302130109

Shares: 118,267

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: EXPEDITORS INTL WASH INC

Cusip: 302130109

Shares: 58,084

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from November 1, 2013 through today as noted below:

Security: EXPEDITORS INTL WASH INC

Cusip: 302130109

Shares: 166,303

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-5378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from November 1, 2013 through today as noted below:

Security: EXPEDITORS INTL WASH INC

Cusip: 302130109

Shares: 21,132

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169

Telephone (617) 784-6379
Facsimile (617) 786-2211

dfarrell@statestreet.com

October 20, 2014

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from November 1, 2013 through today as noted below:

Security: EXPEDITORS INTL WASH INC

Cusip: 302130109

Shares: 14,644

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Exhibit B



BOARD OF PENSIONS AND RETIREMENT

PHILADELPHIA PUBLIC EMPLOYEES RETIREMENT SYSTEM

SUMIT HANDA
Chief Investment Officer

Sixteenth Floor
Two Penn Center Plaza
Philadelphia, PA 19102-1712
(215) 496-7468
FAX (215) 496-7460

November 21, 2014

BY OVERNIGHT DELIVERY AND EMAIL: Brad.Powell@expeditors.com

Secretary of the Corporation
Attention: Brad Powell
Expeditors International of Washington, Inc.
1015 Third Avenue
12th Floor
Seattle, Washington 98104

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Secretary:

In my capacity as the Chief Investment Officer of The City of Philadelphia Public Employees Retirement System (the "Fund"), I write to give notice that pursuant to the 2014 proxy statement of Expeditors International of Washington, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2015 annual meeting of shareholders (the "Annual Meeting") as co-filer with The New York City Pension Systems. The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

A letter from the Fund's custodian documenting the Fund's continuous ownership of the requisite amount of the Company's stock for at least one year prior to the date of this letter is being sent under separate cover. The Fund also intends to continue its ownership of at least the minimum number of shares required by the SEC regulations through the date of the Annual Meeting.

I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the attached Proposal. I declare the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally.

Sincerely,

Sumit Handa
Chief Investment Officer

Resolved: Shareholders of Expeditors International of Washington, Inc. (the "Company") ask the board of directors (the "Board") to adopt, and present for shareholder approval, a "proxy access" bylaw. Such a bylaw shall require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or group (the "Nominator") that meets the criteria established below. The Company shall allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nomined candidates appearing in proxy materials shall not exceed one quarter of the directors then serving. This bylaw, which shall supplement existing rights under Company bylaws, should provide that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years before submitting the nomination;
b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission rules about (i) the nominee, including consent to being named in the proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and
c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (c) to the best of its knowledge, the required shares were acquired in the ordinary course of business and not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board shall adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority to be given to multiple nominations exceeding the one-quarter limit.

SUPPORTING STATEMENT

We believe proxy access is a fundamental shareholder right that will make directors more accountable and contribute to increased shareholder value. The CFA Institute's 2014 assessment of pertinent academic studies and the use of proxy access in other markets similarly concluded that proxy access:

- Would "benefit both the markets and corporate boardrooms, with little cost or disruption."
- Has the potential to raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/dio/pdf/10.2469/ccb.v2014.n9.1)

The proposed bylaw terms enjoy strong investor support – votes for similar shareholder proposals averaged 55% from 2012 through September 2014 – and similar bylaws have been adopted by companies of various sizes across industries, including Chesapeake Energy, Hewlett-Packard, Western Union and Verizon.

We urge shareholders to vote FOR this proposal.

J.P.Morgan

Daniel Murphy
JPMorgan Chase N.A.
4 Chase Metrotech Center, Floor 16
Brooklyn, NY 11245-0001
November 24, 2014

BY OVERNIGHT DELIVERY AND EMAIL: Brad.Powell@expeditors.com

Secretary of the Corporation
Attention: Brad Powell
Expeditors International of Washington, Inc.
1015 Third Avenue
12th Floor
Seattle, Washington 98104

Re: The City of Philadelphia Public Employees Retirement System

Dear Mr. Secretary:

As custodian of The City of Philadelphia Public Employees Retirement System (the "Fund"), we are writing to report that as of the close of business November 21st, 2014 the Fund held 6,430 shares of Expeditors International of Washington, Inc. ("Company") stock in our account at stock in our account at Depository Trust Company and registered in its nominee name of Cede & Co. The Fund has held in excess of $2,000 worth of shares in your Company continuously since November 21st, 2013.

If there are any other questions or concerns regarding this matter, please feel free to contact me at 212-623-8536.

Sincerely,



Daniel F. Murphy
Vice President
JP Morgan Chase N.A.